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Exhibit 5.1


Medquist Inc. - 2001 Third Quarter Conference Call:
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         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman and Chief Executive Officer of the Company. Also on the call today are John Donohoe, our President and Chief Operating Officer, Brian Kearns, our Chief Financial Officer, and John Suender, our General Counsel.

         I first would like to make a brief opening statement and then open the call to your questions and comments.

         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.

         As indicated in our press release, MedQuist generated solid results during the third quarter of 2001, despite the additional technology development expense associated with our April acquisition of Speech Machines. We estimate that the events of September 11 effectively delayed two to three days' revenue in the third quarter with a corresponding effect on the bottom line. I would like to take this time to express our deepest sympathies to the family of Laurie Neira, a MedQuist transcriptionist who was tragically killed in a 9-11 plane crash. Our thoughts and prayers are with her and her family. Recent tragic events notwithstanding, MedQuist still managed to leverage 13% year over year revenue growth into 21% EBITDA growth in the third quarter as a result of margin expansion from disciplined business practices and our "back to basics" initiatives.

         MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management is enthusiastic about leveraging recent acquisitions and technology enhancements into profitable growth in medical information management services.

         Since the beginning of the year, MedQuist has acquired the capability to provide digital dictation systems to our customers with DVI, enhanced our reimbursement coding service offering and secured a technology solution for MedQuist's digital transcription platform with Speech Machines. We have also improved our medical transcription service offering through the April acquisition of Your Office Genie, which is progressing according to plan. It's not enough to just talk about a plan as others do, it's necessary to successfully work that plan, which is what MedQuist is doing.

         As the result of an unauthorized press release by a former competitor, many of you are already aware that MedQuist is also very well positioned to complete the acquisition of Lernout & Hauspie's medical transcription business as our $25 million cash offer for that business was selected as the winning bid by L&H and its creditor committee this past Monday afternoon in New York City. The next step in the L&H transcription acquisition process involves the bankruptcy court providing judgment on our bid. The court is scheduled to hear our case this Friday afternoon. Assuming court approval - we have no reason to believe otherwise - MedQuist could close the acquisition as early as Friday, November 2nd.

         We are looking forward to working with L&H's transcription business management team in a close partnership. We are also excited about adding the talented L&H transcriptionists to the MedQuist team. Although this business has very low profit margins today, we have a plan in place to increase operating margins to be more in line with MedQuist's over the next 18-24 months. As many of you recall, that is exactly what we did when we acquired MRC in the fall of 1998 with a pretax margin of under 6%. Within two years we brought that business

                                      -4-
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up to MedQuist's pretax margin level in the upper teens. We believe that our current management team has the necessary experience and discipline to do the same thing with the L&H transcription business.

         At this time, and until we close the acquisition of the L&H transcription business, we are not providing formal updates to our earnings guidance. However, management remains comfortable with our prior guidance of 15% year over year earnings growth.

         In conclusion, we believe the third quarter and first nine months of 2001 demonstrate that MedQuist continues to make progress on our long-term strategy for growth. MedQuist will continue to move forward in our strategic transition to a full service medical information management company, which we believe will result in profitable growth and increased shareholder value in future years.

         At this time I would like to turn it over to Brian Kearns for a review of our financial results.

         Thank you David and good morning everyone. For the third quarter:

         MedQuist generated revenue of $102.7 million and EBITDA of $23.9 million or 23.3% of revenue. Net income was $10.9 million or $0.29 per share on a diluted basis. There were no non-recurring items in the quarter.

         At September 30, 2001, MedQuist had more than $145 million in working capital including $90 million in cash. Accounts receivable were $76.6 million and DSO decreased to 68 days, the lowest level in over two years. The Company had roughly $2.5 million of debt and shareholders equity was $354 million.

         At this time I will turn the presentation over to John Suender, MedQuist's General Counsel.

         During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2000 and our form 8-K filed in relation to today's call.

         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.










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MedQuist 09/30/01 Financial Overview
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
                                               Q3-01              Q3-00(1)                                            09/30/2001
                                            --------              --------                                            ----------
Revenues                                    $102,695               $90,648      Cash and Equivalents                     $ 89,804
                                                                                Accounts Receivable - Net                  76,637
Cost of Revenues                              75,435                68,145      Other Current Assets                        8,653
% of Revenues                                 73.46%                75.18%                                               --------
                                                                                Total Current Assets                      175,094
Gross Profit                                  27,260                22,503      PP&E                                       34,557
Gross Margin                                  26.54%                24.82%      Intangible Assets                         169,466
                                                                                Other Long-Term Assets                      8,363
Selling, General & Administrative              3,328                 2,720                                               --------
% of Revenues                                  3.24%                 3.00%      Total Assets                              387,480

EBITDA                                        23,932                19,783      Current Portion of Long-Term Debt           1,427
% of Revenues                                 23.30%                21.82%      Accounts Payable                            6,736
                                                                                Accrued Expenses                           21,373
Depreciation Expense                           4,378                 3,742                                               --------
% of Revenues                                  4.26%                 4.13%      Total Current Liabilities                  29,536
Amortization Expense                           2,559                 1,857      Long Term Debt                              1,089
% of Revenues                                  2.49%                 2.05%      Other Long-Term Liabilities                 2,599
                                                                                Shareholders Equity                       354,256
EBIT                                          16,995                14,184                                               --------
% of Revenues                                 16.55%                15.65%      Total Liabilities and Equity             $387,480

Interest (Income)/Expense                       (662)               (1,180)
Other (Income)/Expense                             0                     0

Pretax Income                                 17,657                15,364
% of Revenues                                 17.19%                16.95%

Tax Provision                                  6,797                 6,146
% of Pretax                                   38.49%                40.00%

Net Income                                    10,860                 9,218
% of Revenues                                 10.58%                10.17%

Earnings Per Share                             $0.29                 $0.25
Shares Outstanding                            37,870                37,369

Notes:
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(1) Excludes approximately $6,255 of pretax expenses related to the tender offer by Philips.